“Advancing Uranium”

NEWS RELEASE

Crosshair begins C$8.5 million uranium exploration program in Labrador

Dated: June 14, 2007

   AMEX: CXZ, TSX-V: CXX

Crosshair Exploration and Mining Corp. (AMEX: CXZ, TSX-V: CXX) is pleased to provide details of the comprehensive C$8.5 million summer and fall exploration program now underway on the Central Mineral Belt (CMB) Uranium Project in Labrador.

A 40,000-metre drill program utilizing three drill rigs is designed to: increase the uranium resource contained in the Upper C Zone; delineate a uranium resource at the Lower C and B Zones; continue defining known uranium zones at Area 1, Moran Heights and Croteau Lake; and test new “Blue Sky” uranium targets.

Radiometric surveys indicate that the Upper C Zone, Area 1 and Armstrong could all be part of a single system extending 4.5-kilometres in length. Area 1 and Armstrong outcrop 1.5-kilometres and 3-kilometres southwest along strike, respectively, from the Upper C Zone.

Concurrently, an extensive mapping, rock sampling, geochemical and geophysical program will be carried out on the under-explored southern region of the 750 square kilometre project.

The following is a summary of the Company’s High Priority Targets and the complete report can be downloaded from the Company’s website at www.crosshairexploration.com.

Upper C

The Upper C Zone is the most advanced uranium project on the property.  Uranium mineralization has been intersected over an area 700 metres along strike and 400 metres down dip and remains open in all directions.  Drill intercepts include 30.30 metres averaging 0.134% U3O8. An updated 43-101 compliant resource estimate, based on 2006 and winter 2007 drilling, is expected to be released in July 2007.

Drilling in 2007 will continue to delineate the Upper C Zone to depth and along strike, particularly to the southwest towards Area 1 and Armstrong.

Lower C

The Lower C Zone is a second zone of uranium mineralization sub-parallel to the Upper C that has been intersected in 23 widely spaced drill holes and remains open in all directions.  Highlights include 11.05 metres averaging 0.128% U3O8 within 43.45 metres averaging 0.041% U3O8, confirming the continuity of uranium mineralization over a distance of 800 metres along strike and 675 metres down dip.  2007 drilling at Lower C will continue to expand the zone.

Area 1

Area 1 is believed to be the southwest extension of the Upper C Zone and is located 1.5 kilometres to the southwest.  To date, 15 drill holes have intersected significant uranium mineralization including 3.00 metres averaging 0.323% U3O8 within 11.50 metres grading 0.110% U3O8 and have established a zone with a minimum strike length of 600 metres, which remains open in all directions.  Further drilling will be conducted in 2007 to test along strike to the northeast and expand the uranium mineralization toward the Upper C Zone.

Armstrong

Armstrong is located 3 kilometres to the southwest of the Upper C Zone, along the 4.5 kilometre-long uranium bearing trend. Surface sampling has returned an average grade of 0.303% U3O8 (to a maximum of 0.494% U3O8) from 17 grab samples collected over a 200 metre strike length. Two short holes drilled at Armstrong have confirmed the presence of shear zone hosted mineralization and further work will be carried out in advance of addition drilling later in 2007.

B Zone

Fifteen holes were drilled in 2006 at the B Zone, which is located 3.5-kilometres northeast of the C Zone.  Three dimensional computerized geological modeling shows that the uranium zone intercepted in 2006, including 7.56 metres grading 0.269% U3O8, remains open for expansion.

Further drilling is planned in 2007 to expand this zone and also to test a radiometric anomaly on the west side of the B Zone where uranium bearing float returned an average of 1.39% U3O8 from 23 samples in 2006.  A 43-101 uranium resource estimate will be completed on the B Zone following the summer and fall drill program.

Croteau Lake

Croteau Lake is a large area of sub-cropping unconformity style uranium mineralization located 18 kilometres southwest of the C Zone where several high-grade uranium samples collected over an area measuring several hundred square metres returned assays averaging 0.36% U308. The zone has been mapped on surface for at least 500 metres and the airborne geophysical signature continues for approximately 1.5 kilometres. Several drill targets have been identified and will be the first area tested upon mobilization of the third drill to the project.

Other Areas

Crosshair geologists continue to investigate other areas explored during the 2006 program including: Moran Heights, Blue Star, Area 51 and Madsen Lake where additional ground work will be completed prior to further drilling later in 2007 or early in 2008.

New Target Development

The large radiometric anomaly identified in the southern portion of the property will be the focus of intensive ground work including: remote sensing, prospecting, mapping and geochemical surveys to identify potential shear zone uranium mineralization similar to the advanced Michelin prospect, 50 kilometres northeast of the property.  The goal will be to evaluate and advance these new targets to the drill stage as quickly as possible.

The Company’s exploration work on the Central Mineral Belt Uranium Project is supervised by Timothy Froude, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Senior Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101. Mr. Froude has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company.  A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador—Canada’s most promising emerging uranium district. The 750 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled, shear zone and unconformity types of mineralization.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J Morabito"

President and CEO

Crosshair Exploration & Mining Corp. – Vancouver

T: 604-681-8030

F: 604-681-8039

E: greg@crosshairexploration.com: or dan@crosshairexploration.com

www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

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